Exhibit 12.1

Computation of ratio of earnings to fixed charges

(dollars in thousands)

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015	2014	2013	2012

Earnings:
Earnings before income taxes	$12,364	$34,168	$179,385	$215,636	$187,243	$149,713
Fixed charges	21,285	2,965	29,503	28,878	36,485	31,154
Total earnings, as adjusted	$33,649	$37,133	$208,888	$244,514	$223,728	$180,867

Fixed Charges:
Interest expense	$19,119	$2,179	$25,275	$25,541	$34,307	$29,489
Amortization of debt issuance costs and discount and premium on debt relating to indebtedness	1,312	—	783	—	—	—
Interest portion of rent expense	854	786	3,445	3,337	2,178	1,665
Total fixed charges	$21,285	$2,965	$29,503	$28,878	$36,485	$31,154

Ratio of earnings to fixed charges	1.6	12.5	7.1	8.5	6.1	5.8